

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2018

Benjie Dong
Chief Financial Officer
Fuwei Films (Holdings), Co. Ltd.
No. 387 Dongming Road
Weifang Shandong
People's Republic of China
261061

      Re: Fuwei Films (Holdings), Co. Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2017
          Filed April 23, 2018
          File No. 001-33176

Dear Mr. Dong:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing and
          Construction